UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-37915

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F: Form 20-F ☐ Form 40-F ☑

INCORPORATION BY REFERENCE
The registrant's unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2025, together with the notes thereto, furnished as Exhibit 99.2 to this report on Form 6-K, and the registrant's management discussion and analysis of financial condition and results of operations for the same period furnished as Exhibit 99.3 to this report on Form 6-K, are incorporated by reference into the following Registration Statements of the Registrant, as amended or supplemented: Form S-8 (File No. 333-226663), Form S-8 (File No. 333-236213), Form F-3 (File No. 333-279253), Form F-10 (File No. 333-283687), Form S-8 (File No. 333-264838), Form S-8 (File No. 333-276111) and Form S-8 (File No. 333-276112), and Form S-8 (File No. 333-281205).

EXHIBITS

Exhibit	Description

99.1	Fortis Inc. Press Release dated August 1, 2025
99.2	Unaudited Condensed Consolidated Interim Financial Statements of Fortis Inc. as at and for the six months ended June 30, 2025, together with the notes thereto
99.3	Management Discussion and Analysis of financial condition and results of operations of Fortis Inc. as at and for the six months ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortis Inc. (Registrant)
Date: August 1, 2025	/s/ Jocelyn H. Perry
	By:	Jocelyn H. Perry
	Title:	Executive Vice President, Chief Financial Officer